July 16, 2018

VIA EDGAR

Mr. Patrick F. Scott

Senior Counsel

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:    File Nos. 811-09725; 333-222952 -- The Guardian Separate Account N – Registration Statement on Form N-6 for Flexible Solutions® VUL (2018)

Re:    Notification of Requested Date for Acceleration (August 6, 2018)

Dear Mr. Scott:

On behalf of The Guardian Separate Account N (the “Account”), and The Guardian Insurance & Annuity Company, Inc. (“GIAC”), and pursuant to our phone call on July 11, 2018, this letter is to inform you that we will seek acceleration of the above-referenced Registration Statement to the start of business on August 6, 2018 or as soon thereafter as reasonably practicable.

We anticipate filing our Pre-effective Amendment No.2 containing the consent of auditors and formal request for acceleration on or about July 26, 2018.

Questions or comments regarding this request should be directed to the undersigned.

Sincerely,

/s/ Sheri L. Kocen

Sheri L. Kocen

Second Vice President and Counsel

The Guardian Life Insurance Company of America

7 Hanover Square

New York City, NY 10004

(212) 598-7469

(212) 919-2691 (fax)

Sheri_kocen@glic.com